January 17, 2023

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE Washington DC 20549

Re: Utz Brands, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2022
Form 8-K furnished November 10, 2022
File No. 001-38686

Dear Sir or Madam:

On behalf of Utz Brands, Inc., a Delaware corporation (the “Company”), the Company hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated January 3, 2023 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 (the “Form 10-K”) and the Company’s Current Report on Form 8-K furnished November 10, 2022 (the “Form 8-K”).

For ease of reference, the heading and number of the response set forth below correspond to the heading and number in the Staff’s comment, and the Company has also set forth below, in bold and italics, the text of the Staff’s comment prior to the Company’s response.

Form 8-K furnished November 10, 2022

Exhibit 99.1, page 1

1. Your response to prior comment 7 indicates that you present Normalized Adjusted EBITDA exclusively for the purposes of calculating the Net Leverage Ratio for debt covenants. If you believe that your debt agreements are material agreements, the covenant is a material term of the debt agreements and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, please revise your disclosure to reference Normalized Adjusted EBITDA as a liquidity measure, reconciling to cash provided from operations. For each reconciling item, disclose in greater detail their nature and how they were derived. Also, disclose any other material terms of the debt agreements and the amounts or limits required for covenant compliance. Further, disclose the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity, including the resulting impact on other credit and/or lease agreements due to cross-default provisions. Refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Division of Corporation Finance
January 17, 2023

In response to the Staff’s comment, the Company respectfully advises and clarifies for the Staff that the Company has no quarterly or annual financial maintenance covenants tied to its leverage ratio. However, the Company does have debt incurrence tests which are tied to a leverage ratio. The Company does not believe that the net leverage ratio covenant is a material term of its debt agreements since the Company has historically managed its compliance with the debt incurrence covenant by relying on exceptions other than the net leverage ratio. Specifically, the debt incurrence covenant set forth in Section 7.03 of the First Lien Term Loan Credit Agreement, dated as of November 21, 2017, as amended by Amendments No. 1-4 thereto, among Utz Quality Foods, LLC (“UQF”), Utz Brands Holdings, LLC(together with UQF, the “Company Loan Parties”), Bank of America, N.A. and each of the lenders party thereto (the “First Lien Term Loan Credit Agreement”) permits the Company Loan Parties to incurred “(A) Indebtedness incurred pursuant to the ABL Facility[1] in an aggregate principal amount not to exceed the sum of (i) the greater of $175,000,000 and the Borrowing Base (as defined in the ABL Facility as in effect on the Fourth Amendment Effective Date) plus (ii) Incremental Loans (as defined in the ABL Facility as in effect on the Fourth Amendment Effective Date) plus (iii) all accrued interest, fees, expenses and other non-principal ABL Obligations with respect thereto and (B) any Permitted Refinancing of the Indebtedness described in clause [](A) above.” Together with the other exceptions set forth in the First Lien Term Loan Credit Agreement, the Company has had adequate liquidity for its operating and budget needs, without reliance on the conditional exception based on the Company Loan Parties’ leverage ratio. The Company does not view the incurrence test related to new borrowings as material to the Company’s liquidity as the Company had approximately $175 million available for borrowing upon payoff of the ABL on October 12, 2022, after the completion of the real estate secured financing as disclosed in Note 18. Subsequent Events in the Form 10-Q for the fiscal quarter ended October 2, 2022. Further, under the debt incurrence test, the Company has various other exceptions available to it that permit it to access sufficient liquidity for operations. Accordingly, the Company does not believe that the net leverage ratio is a material term in its debt agreements or to the Company’s liquidity.

The Company further advises the Staff that it believes that the net leverage ratio is helpful to investors by providing an acquisition-adjusted view of leverage, which the Company believes is helpful in understanding the Company’s leverage position in light of acquisition activity. If material to the Company, in future filings the Company will add additional details related to pre-acquisition adjusted EBITDA and acquisition Synergies.

If you have any questions, please contact Eric J. Aumen by telephone at (717) 969-1460 or via email at eaumen@utzsnacks.com, Theresa R. Shea by telephone at (312) 933-9348 or via email at tshea@utzsnacks.com, or Ajay Kataria by telephone at (312) 730-7591 or via e-mail at akataria@utzsnacks.com.

[1] “ABL Facility refers to the ABL Credit Agreement dated November 21, 2017 among the Company Loan Parties and certain of the Company’s subsidiaries and certain banks party thereto, as amended from time to time, and certain additional loan documents related thereto. Such term is defined in the First Lien Term Loan Credit Agreement.

Division of Corporation Finance
January 17, 2023

Sincerely,

UTZ BRANDS, INC.
/s/ Eric J. Aumen

By: Eric J. Aumen, Chief Accounting Officer

Cc: Ajay Kataria, Chief Financial Officer
Theresa R. Shea, Esq.
Lindsey M. Stillwell, Esq.
Jeremiah G. Garvey, Esq.
Seth H. Popick, Esq.